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                             VISION SOLUTIONS, INC.
                        2600 MICHELSON DRIVE, 11TH FLOOR
                            IRVINE, CALIFORNIA 92612

                                August 12, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attention:  Jonathan M. Gottsegen

         Re: Vision Solutions, Inc.: Registration Statement on Form S-1 File No. 333-23285

Gentlemen:

         The undersigned, in the capacity as Chief Executive Officer of Vision Solutions, Inc. (the "Company"), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

         Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn as soon as practicable. This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act of 1933, as amended.

         Thank you for your courtesy and cooperation in this matter.

                                          Very truly yours,

                                          VISION SOLUTIONS, INC.


                                          /s/ ROBERT J. ZWERLING
                                          -----------------------
                                              Robert J. Zwerling
                                              President and Chief
                                              Executive Officer

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